December 6, 2005
Stephen Krikorian
Accounting Branch Chief
Office of Computers and On Line Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Reynolds and Reynolds Company
Form 10-K for the Fiscal Year Ended September 30, 2004
Form 10-Q for the Fiscal Quarter Ended December 31, 2004
Form 10-Q for the Fiscal Quarter Ended March 31, 2005
Form 10-Q for the Fiscal Quarter Ended June 30, 2005
File No. 001-10147
Dear Mr. Krikorian,
Pursuant to the conversation on December 2, 2005 between Mr. Thomas Ferraro, Senior Staff Accountant, and Mr. John Huber of Latham & Watkins, LLP, counsel to The Reynolds and Reynolds Company (the “company”), the company is supplementing its response to the letter of The Reynolds and Reynolds Company dated November 21, 2005 addressed to you to inform you that the company has completed its additional analysis referred to in footnote 4 to the company’s white paper on “Revenue Recognition Policy regarding Multiple Element Arrangements”, included as Appendix A. The white paper contained the following table and footnote 4 on page 15:

	Net Sales Price						Percentage of Recurring
	as a Percent of List Price						Maintenance Services Revenues
	-20%		Median		+20%		Sold Separately Within Range
2001	*	%	*	%	*	%	*	%
2002	*	%	*	%	*	%	*	%
2003	*	%	*	%	*	%	*	%
2004	*	%	*	%	*	%	*	%
2005	*	%	*	%	*	%	*	%

*	Supplementally submitted under separate cover to the Staff of the Commission.
“(4) While the company believes it has VSOE of fair value for Recurring Maintenance Services, the population of transactions used to calculate the percentages includes a minor number of sales transactions in which Recurring Maintenance Services were sold as part of a multiple element arrangement. The company is in the process of excluding these sales transactions from the population and verifying that inclusion of any such transactions does not impact the company’s position regarding VSOE. The company will promptly inform the Staff of the results of this process.”
Management has completed this additional analysis referred to in footnote 4 by excluding the sales transactions which were sold as part of a multiple element arrangement from the population of transactions used to calculate the percentages. See the table below for a comparison of the preliminary and revised percentages:

Percentage of Recurring Maintenance Services
Median Net Sales Price
	as a Percent of List Price				Sold Separately Within Range
	Preliminaryl		Revised		Preliminary		Revised		Incr/(Decr)
2001	*	%	*	%	*	%	*	%	*	%
2002	*	%	*	%	*	%	*	%	*	%
2003	*	%	*	%	*	%	*	%	*	%
2004	*	%	*	%	*	%	*	%	*	%
2005	*	%	*	%	*	%	*	%	*	%

*	Supplementally submitted under separate cover to the Staff of the Commission.
The completion of this analysis did not change management’s conclusions set forth in the white paper.
Please contact our counsel, John Huber of Latham & Watkins LLP at (202) 637-2242 regarding any additional questions or comments regarding our response.
Sincerely,
Joyce Murty
Senior Corporate Counsel

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